UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-42409

Pony AI Inc.

(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District

Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

We submitted a monthly return form dated December 4, 2025 in relation to the movements in our authorized share capital and issued shares in November 2025 to The Stock Exchange of Hong Kong Limited. For details, please refer to the exhibit to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: December 4, 2025	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer